03014941

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-41401

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM / DD / YY) AND ENDING 12/31/02 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GDK, Inc. c/o Prime Management

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

Hamilton (City) Bermuda (State) HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly (441) 295-0329
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Ernst & Young LLP

5 Times Square New York NY 10036
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Joseph Kelly
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in cash flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Supplementary report of indepedant chartered accountants on internal control structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL CERTIFICATE

I, **Joseph Wakefield,** Notary Public, duly authorised, admitted and sworn, residing and practicing in the City of Hamilton, Bermuda DO HEREBY CERTIFY THAT on the day and date hereof before me personally appeared **Joseph Kelly** to me known to be the persons named on the annexed Facing Page , Form X-17A-5 Part III and did then acknowledge before me that he had signed the said document for the purposes therein expressed AND THAT the signature

Joseph Kelly

subscribed to the said document is the signature and the handwriting of the said Joseph Kelly.

IN TESTIMONY WHEREOF I the above named Notary Public have hereto set my hand and Notarial Seal this 24th day of January 2003.

NOTARY PUBLIC

JOSEPH E. WAKEFIELD
NOTARY PUBLIC
FOR AND IN THE ISLAND OF BERMUDA
"[illegible] HALL", 52 REID STREET
[illegible] BERMUDA
[illegible] ADMITTED AS TO TIME


REVENUE BERMUDA
$5


REVENUE BERMUDA
$10

Statement of Financial Condition

GDK, Inc.

December 31, 2002 with
Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 6, 2003

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS

		December 31, 2002
Cash and cash equivalents	$	2,548,918
Due from broker		5,811,051,845
Securities owned		11,431,840,753
Other assets		260,600
TOTAL ASSETS	$	17,245,702,116

LIABILITIES AND SHAREHOLDERS' EQUITY

Securities sold, not yet purchased	$	11,005,827,604
Incentive fee payable		138,318,114
Deferred incentive fee		142,172,504
Accrued liabilities		3,363,242
TOTAL LIABILITIES		11,289,681,464
Shareholders' equity		5,956,020,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	17,245,702,116

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission of the United States ("SEC"), commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on the U.S. exchanges exclusively for its own account. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), in compliance with regulatory requirements, and are expressed in U.S. dollars. Preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

At December 31, 2002, cash and cash equivalents primarily consist of cash and shares in a money market fund held at one financial institution.

The Company's securities are recorded at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations and pricing models. All positions are recorded on a trade date basis.

3. Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

4. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2002, amounts due from brokers, securities owned, and securities sold, not yet purchased, were with one major financial institution.

Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared and held by a registered U.S. broker/dealer pursuant to a Joint Back Office Agreement. At December 31, 2002, the due from broker balance in the statement of financial condition includes cash at this broker, a net receivable from securities transactions pending settlement, and is net of unrealized commissions and a debit balance of approximately $5,256 million. The cash at the broker is primarily related to securities sold, not yet purchased of $11,006 million; its use is therefore restricted until the securities are purchased. Securities sold, not yet purchased are also collateralized by the Company's securities owned. Debit balances are collateralized by certain of the Company's securities owned and cash held by the broker. Interest on debit and credit balances are paid based on the broker's institutional rate.

The Company's margin requirements at December 31, 2002 of approximately $2,937 million were satisfied by securities owned and cash at brokers.

5. Trading Advisory and Incentive Fees

The Company's trading advisor is Caxton Associates, L.L.C. (the "Advisor"), a commodity trading advisor and Delaware limited liability company. The Advisor is also the trading advisor to two of the Company's shareholders and the Managing Member of one of the Company's shareholders. An officer of the Advisor is also an officer and a director of the Company. In addition, an officer of the Company is also an officer of Prime.

The Company has a Trading Advisory Agreement (the "Advisory Agreement") with A.R.T. Advisors L.L.C., a Delaware limited liability company (the "Trading Manager") that has been sub-delegated authority to provide discretionary investment and trading advisory services to the Company. The Advisor must authorize the Trading Manager's use of any financial instruments other than U.S. or foreign exchange traded securities. The Advisor is a member of the Trading Manager.

5. Trading Advisory and Incentive Fees (continued)

Under the terms of the Advisory Agreement, the Company paid the Trading Manager a monthly advisory fee based on an annual rate of 0.5% of the average monthly net asset value of the Company. Advisory fees payable of $2,431,571 are included in accrued liabilities at December 31,2002. Under the terms of the management fee agreement with Prime, the Company pays a fixed fee agreed upon and revised annually. Advisory fees paid to the Trading Manager are net of $18,938 of management fees paid to Prime.

Under the terms of the Advisory Agreement, the Trading Manager earned an incentive fee at a rate of 15% of Net Profits as defined in the Advisory Agreement. The Trading Manager may, in its sole discretion waive, in whole or in part, the performance fee for certain related parties. Prior to the beginning of any fiscal year, the Trading Manager may elect to defer the payment of all or a portion of the performance fee that shall become payable in that year. The Trading Manager has elected to defer approximately $142 million of the incentive fees earned in 2002 for a minimum of six years.

6. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2002, the Company had net capital of $3,018,803,827 which exceeded requirements by $2,999,721,663. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.